SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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RELX PLC

Date: 12/08/2023	By:	/s/ A. Westley
	Name:	A. Westley
	Title:	Deputy Secretary